1 Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 5, 2022 The following is a transcript of Spirit Airlines First Quarter 2022 Conference Call as presented on May 5, 2022. Spirit Airlines First Quarter 2022 Conference Call Script Company Participants DeAnne Gabel, Senior Director Investor Relations Ted Christie, President & Chief Executive Officer Matt Klein, Executive Vice President & Chief Commercial Officer Scott Haralson, Senior Vice President & Chief Financial Officer Other Participants Duane Pfennigwerth, Evercore ISI Savanthi Syth, Raymond James Catherine O’Brien, Goldman Sachs Conor Cunningham, MKM Partners Michael Linenberg, Deutsche Bank Jamie Baker, JP Morgan Dan McKenzie, Seaport Research Partners Christopher Stathoulopoulos, Susquehanna International Group Operator Welcome to the Spirt Airlines First Quarter 2022 Earnings Conference Call. All participants will be in a listen only mode until Q&A (Operator Instructions). I would now like to hand the conference over to our speaker today DeAnne Gabel, Sr. Director, Investor Relations. You may begin. DeAnne Gabel Thank you, Suzanne and welcome everyone to Spirit Airlines first quarter 2022 earnings call. This call is being recorded and simultaneously webcast. A replay of this call will be archived on our website for 60 days.

2 Presenting on today’s call are Ted Christie, Spirit's Chief Executive Officer, Matt Klein, our Chief Commercial Officer, and Scott Haralson, our Chief Financial Officer. Also joining us are other members of our senior leadership team. Following our prepared remarks, there will be a question and answer session for analysts. Today’s discussion contains forward-looking statements that are based on the company's current expectations and are not a guarantee of future performance. There could be significant risks and uncertainties that cause actual results to differ materially from those reflected by the forward-looking statements, including the risk factors discussed in our reports on file with the SEC and the consummation of the merger with Frontier Group Holdings pursuant to the merger agreement entered into on February 5, 2022. The merger is expected to close in the second half of 2022, subject to satisfaction of customary closing conditions, including completion of the regulatory review process and approval by Spirit stockholders. We undertake no duty to update any forward-looking statements. In comparing results today, we will be adjusting all periods to exclude special items. Please refer to our first quarter 2022 Earnings Release which is available on our website for the reconciliation of our non-GAAP measures. Ted, I now turn the call over to you. Ted Christie Thanks DeAnne, and thanks to everyone for joining us today. We were very pleased with the strength in demand we saw build throughout the quarter from mid-February on. March saw exceptional strength with total revenue per passenger segment up nearly 10 percent compared to March 2019, and the improvement in April vs. 2019 was even stronger. As we head into the peak summer period, we are very excited by the robust demand strength we are seeing. We estimate our second quarter T-RASM will be up between 18 and 21 percent compared to the second quarter 2019, which translates into a T-RASM that is the highest we have seen since 2014. Very encouraging. Before Matt & Scott share the details of our first quarter performance, I want to personally thank all of our Spirit Team Members for their contributions, patience and service to our guests and each other. The last couple of months have been an exceptionally difficult operating environment for carriers that operate in Florida, and Air Traffic Control has told us that we should expect these challenges to continue this summer until they can address their staffing issues. We participated in an industry meeting this week with the FAA and it appears that some adjustments are coming. But until we see them contribute, we felt the need to adjust the summer to provide more buffer for our crews while our other network enhancements take shape. It is clearly frustrating given our large Florida presence, but we will address it head on and make sure we are appropriately

3 balanced. In the meantime, while our attrition rates have been elevated, we have had no issue sourcing pilots. Our pilot hiring and training is on track, and we don’t see a staffing concern. While our 2Q performance is disappointing, we expect profits in 3Q, 4Q and beyond, as this demand recovery takes hold. Our business is focused on a few very specific and strategic things: 1. Network reliability enhancements and growth 2. Return to peak utilization and profitability 3. Record non-ticket performance 4. Widening the unit cost gap 5. Closing the merger with Frontier All corporate operational and financial goals are intentionally tied to these items, and we believe all are achievable in the next 12 months. And now I'll hand it over to Matt & Scott to discuss our first quarter performance and second quarter outlook. Matt over to you Matt Klein Thanks Ted. I join Ted in thanking the Spirit Team. Their dedication and commitment to care for our Guests is unmatched. Turning now to our first quarter 2022 revenue performance: Compared to the first quarter 2019, total revenue was up 13 percent to $967.3 million and Total RASM was down 5.3 percent. However, mid-way through the quarter we saw a dramatic improvement in loads and yields such that March TRASM this year was higher than March 2019, and this was accomplished while simultaneously growing capacity 17.1 percent. On a per segment basis, compared to the first quarter 2019, total revenue per passenger segment increased 3.9 percent. The passenger revenue per segment component decreased 7.6 percent but non-ticket per segment increased 14.8 percent to a record high of $64.53. Our team has done a great job leveraging the benefits of merchandising and dynamically pricing our ancillary products. And there is still Non-ticket upside left to capture and we are on track to beat that record in the second quarter 2022. And, given the dramatic improvement in the demand environment, it is anticipated that TICKET revenue per segment will significantly outperform what was achieved in the second quarter 2019. We don't carry a lot of large corporate business traffic but we do carry a sizable amount of small business and conference traffic and that's the piece of the recovery that has been missing until now. Regarding, the network changes Ted referenced, we are changing our approach to how we flow our aircraft, we are adding bases to the network, and we are modifying our approach to crew

4 planning which will build more network resiliency and aid in operational recovery. We also have enough critical mass in more cities in our network to schedule a lot more out and back flying which we did with our schedule change on April 20th. It's only been a couple of weeks, but we are confident these moves should begin to make it easier to isolate impacts when we have regional disruptions like we saw in Florida over Spring Break. Looking ahead, for the second quarter, we estimate our capacity will be up approximately 10.5% vs. second quarter 2019. For the full year 2022, we expect to fly about 50 billion ASMs. Our second quarter revenue is estimated to range between $1.32 billion dollars to $1.35 billion dollars which implies Total RASM will be up 18 to 21 percent compared to the same period in 2019. In closing, from a revenue perspective, we like our positioning as we head into the peak summer period and while this environment is quite favorable, there will be another leg up when international testing requirements are abolished and regional jurisdictions ease. And now, here's Scott. Scott Haralson Thanks Matt. I also want to start by saying thanks to our entire Spirit team. Even in these challenging periods, our team members have maintained their professionalism and are delivering a great experience for our Guests. I’ve never been prouder to be part of the Spirit family. Now, turning to our first quarter 2022 financial performance, we reported an adjusted net loss of $173.5 million, or a loss of $1.60 per share. Our Adjusted EBITDA margin was negative 11.2 percent, in line with our expectations. Compared to the first quarter 2019, total operating costs increased 50.3 percent on 19.2 percent more capacity and 32% more aircraft in our fleet. We continue to experience labor cost inflation throughout much of the organization. As a result of the Omicron variant's impact on the Company's staffing levels in early January, we offered various incentive pay programs to minimize flight cancellations, leading to additional wage pressures. These incentive pay programs, together with additional passenger re- accommodation expense, drove about $20 million of costs in the quarter. Fuel price was the primary source of the increased operating costs on the quarter. Fuel price per gallon was 41.1 percent higher than the same period in 2019. From a liquidity perspective, we remain in a strong position. We ended the first quarter with $1.6 billion in liquidity which includes unrestricted cash, short-term investments, and $240 million of available capacity under our revolving credit facility.

5 During the first quarter, we made debt principal payments of $44.3 million and had Capital expenditures including net purchase deposits of $53.2 million dollars. For the full year 2022, we estimate our capital expenditures including net purchase deposits will be approximately $250 million dollars which includes $100 million related to the construction of our new headquarters and training facility in Dania Beach, just south of the Fort Lauderdale airport here in south Florida. Turning to our fleet, during the first quarter we took delivery of three A320 neo aircraft, ending the quarter with 176 aircraft in our fleet. We expect to take delivery of 21 additional A320neos before year-end. For the second quarter 2022, we estimate our pre-tax margin will range between negative 3 to negative 5 percent. This assumes total operating expenses of $1.35 billion dollars to 1.37 billion dollars with a fuel price per gallon assumption of $3.85 to $3.90. The impact of the ATC issues and the corresponding reduction of capacity in the quarter, will cost us about 3 to 4 points on the margin. Our fleet utilization for the 2nd quarter will be about 83% of our pre-covid 2nd quarter levels. We believe we could have been profitable with about 90% of our pre-covid 2nd quarter utilization. Maintaining our unit cost advantage over the industry is an important pillar of our model. Even though we have had outsized impacts to our labor costs when compared to some of the other carriers in the industry, we still had the lowest CASM ex-fuel plus interest in the industry in the first quarter. In fact, our absolute CASM ex-fuel difference has grown larger vs the industry compared to the 1st quarter of 2019. As we ramp the airline back to full utilization, we expect to maintain or even grow this gap. With our robust pilot pipeline, the operational infrastructure investments we are making, and the network improvements being implemented, to go along with the strong demand environment and non-ticket production, we feel confident about our ability to get the airline back to full utilization and a return to pre-covid profit levels in the near future. In closing, while the close-in ATC challenges have caused us to react with lower utilization in the short term, over time, the network changes that Matt discussed along with the corresponding changes in our crew planning process and crew bases will give us the necessary resiliency and confidence to hit our end of year utilization rates that are around 95% of our pre-covid levels and back to full capacity just after the turn of the new year. With that, I'll hand it back to Ted. Ted Christie

6 Thanks, Scott. As we gear up for the busy summer season, we are committed to deliver operational excellence and high-value to our Guests. Now, I’d like to address the status of our pending merger with Frontier Airlines and our Board’s decision to reject JetBlue’s proposal. I’ll walk you through a slide deck we posted on our IR site earlier today. On slide 2, we hit the high points. To start after a very thorough review, our Board of Directors unanimously determined that the unsolicited proposal we received from JetBlue Airways does not constitute a ‘Superior Proposal’ because the transaction proposed by JetBlue is not reasonably capable of being consummated. First, let me clarify the definition of a Superior Proposal under the Frontier merger agreement is a two-pronged decision, the first of which is whether it is reasonably capable of being consummated and the second of which is whether it is economically superior. Because our Board’s evaluation could not clear the first hurdle, the board did not evaluate whether the price offered by JetBlue, standing alone, provided greater value our deal with Frontier. As part of the review process, we talked constructively with JetBlue, including providing a well- populated virtual data room and engaging in discussions. The #1 gating determination we needed to make was could this proposal be reasonably capable of being consummated – in particular, would it be approved by regulators? After receiving advice from our legal and economic advisors, which was informed by extensive discussions with JetBlue and its advisors, our Board’s determination was “no.” The reality is that regulators are already suing JetBlue over its Northeast Alliance with American. And it’s unlikely the DOJ, or a court, will be persuaded that JetBlue should be allowed to form an anticompetitive alliance that aligns its interests with a legacy carrier and then also undertake an acquisition that will eliminate the largest ULCC carrier. JetBlue’s acquisition of Spirit would eliminate a key competitor and a vocal public opponent of JetBlue’s anticompetitive and, if you step back at the JetBlue proposal is a high-cost, high-fare airline trying to buy a low-cost, low-fare airline. A JetBlue-Spirit merger would likely eliminate Spirit as a ULCC, and half the expected synergies would come from reduced capacity and increased fares to consumers. In contrast, the Frontier deal creates a stronger combined ULCC and a much more formidable competitor against the Big Four – and JetBlue as well. You don’t need to be an antitrust attorney to see the issues here. JetBlue talks about the “JetBlue Effect” as their way of putting pressure on the big four, but we believe that claim is based on economic modeling that has significant defects and overstates the impact of JetBlue on legacy carriers. So, if you turn to slide 3, Spirit and our advisors undertook a thorough, careful review of JetBlue’s proposal. This included retaining prominent economic consultants and an experienced

7 aviation economist, as well as extensive dialogue between Spirit and JetBlue’s antitrust counsels over a four-week period. At the end of that investigation, our Board determined that JetBlue’s proposal represented an unsatisfactorily high degree of completion risk with inadequate protections for our shareholders. So, on April 25, we went back to JetBlue to outline how we would propose strengthening the regulatory provisions to reduce completion risk. We proposed a strong covenant requiring JetBlue to take any action required to obtain regulatory clearance, including abandoning the NEA at closing and a substantial reverse termination fee. However, JetBlue rejected those proposals, and instead made clear that their number one priority was preserving their NEA with American. As I said, we believe a JetBlue deal is unlikely to be approved so long as JetBlue's NEA with American Airlines remains in existence. The DOJ, along with Attorneys General in six states and the District of Columbia, have sued to block the NEA, and you’ll see on slide 4, the DOJ’s strong public commentary in opposition to the NEA. Spirit and many other airline and air travel constituencies have also publicly opposed the NEA on grounds that it is anticompetitive. It stretches any sort of common sense to believe that an acquisition of Spirit by JetBlue would be approved by the DOJ while it is suing to block the NEA. So, I’ll have you skip now to Slide 7. As observers have pointed out, JetBlue shareholders aren’t supportive of this deal, either, based on the company’s stock performance. However, despite clear concern from JetBlue shareholders, JetBlue has continued to pursue a disruption to the Spirit-Frontier combination. I have wondered whether blocking our deal with Frontier is in fact their goal. Over the last month, we’ve seen a lot of third parties’ comment on the deal. You’ll see on slide 8 that there has been consistent and vocal commentary from informed market participants arguing that a JetBlue and Spirit combination faces significant regulatory scrutiny and substantial completion risk. This is in stark contrast to third-party agreement that agree that a Frontier and Spirit merger delivers far greater closing certainty, driven by great competition in the U.S. industry on slide 9. So, with that now understood the board determines that the JetBlue proposal was not superior, which means we return our focus to the Frontier transaction, which we believe delivers on all fronts.

8 Looking at slide 10, clearly, a combination of Spirit and Frontier is a winning formula, and it continues to be a superior transaction for Spirit Guests, Team Members and Shareholders. For consumers and communities, it will deliver $1 billion in annual consumer savings and bring more ultra-low fares to more travelers in more destinations across the United States, Latin America and the Caribbean, including major cities as well as underserved communities. The stronger financial profile of the combined company will empower it to accelerate investment in innovation and growth and compete even more aggressively, especially against the dominant Big Four airlines and JetBlue. We also expect our Team Members will have better career opportunities and more stability as a result of our transaction with Frontier. In fact, by 2026, Frontier and Spirit expect to add 10,000 direct jobs and thousands of additional jobs at the companies’ business partners. And shareholders of both Spirit and Frontier have the opportunity to participate in the upside potential of our combined airline. As I mentioned, the price per share in the JetBlue proposal is illusory because of the completion risk. That said, I want to touch for a minute on the economics. JetBlue’s all-cash offer is opportunistically timed to take advantage of pandemic induced lows in airline profitability. It’s important that shareholders understand that in the unlikely event that a JetBlue transaction could close, it could be up to two years before Spirit shareholders receive the offer consideration due to the extended regulatory process. Over that time, the airline sector recovery will continue. So, our proposed merger with Frontier, which includes stock consideration, gives Spirit shareholders the ability to benefit from pandemic recovery and the upside from unlocking $500 million in annual run-rate operating synergies. So, in terms of next steps, we continue to advance toward completing the combination with Frontier and expect the transaction to close in the second half of 2022, consistent with what we said when the merger was first announced in February. With that, I’ll turn it back to DeAnne. DeAnne Gabel

9 Thank you, Ted. We are now ready to take questions from the analysts. We ask that you limit yourself to one question with one related follow-up. If there is time remaining, you are welcome to re-queue for another questions. Suzanne – we’re ready to begin. Operator (Operator Instructions) Our first question comes from the line of Duane Pfennigwerth. Duane Pfennigwerth Hey, good morning. You obviously covered some of this in your comments and in the slide deck. But can you expand on why you think the NEA is such an important piece of the puzzle, if we read your rejection at face value, it sounds like if the NEA wasn’t, on the table that this is something maybe you’d be more comfortable with approval. So, can you just talk about the process you went through, what you learned over the last few weeks and why you think the NEA such an important puzzle piece? Ted Christie Sure, Duane. So, I think there’s actually three important puzzle pieces. So, clearly when we have a suitor that is being actively sued by the Department of Justice for a stated anti-competitive transaction and admittedly, we are a vocal opponent of that transaction and we expect we might be a witness in that particular lawsuit, it strikes us as odd that they think they could actually close on a transaction with us during that period of time. So, that is puzzle piece number one. I would say, second to that, as I mentioned in our comments, at its core, JetBlue is a higher cost, higher fare airline and they’ve stated to us that their plan is to acquire us - again a ULCC, lower cost, lower fare airline. They intend to remove seats which is a capacity constraint and the synergy benefit of that deal would come through fare increases and given the stated objectives at the department’s level, we view that as extremely challenging, an extremely challenging strategy. The third is that during the course of that proposed regulatory review process given that we expect that not only would the department oppose this transaction but they would actually file suit to stop it. We expect that process could take 18 months, 24 months, or longer and during that period of time, given the stated objectives of JetBlue, we have concern about our own business risk here. We have worries about flight of quality and attrition and all of that. And so, in order to make sure that we felt we were being compensated for that we asked for a substantial reverse termination fee and admittedly we don’t know whether or not it is even adequate to cover the risk or to compensate us for that – for that in that period but that’s how we look to address it, so to repeat, we said to JetBlue we believe you’re going to need to commit to do anything in your power to get this approved by regulators which is called a hell or high water provision. And as an adjunct to that, also include that you would have to acknowledge that you would abandon the NEA. In addition to that, you need to commit to a substantial reverse termination fee, and they said no to

10 all three of those things. And, so, our Board was left with the decision that we believe it to be an inferior proposal and for that reason we’ve moved on. So, yes, the NEA is clearly problematic, but so is the overall strategy and the rest of the discussion and the risk that we would need to take and our shareholders would bear all of that risk. Duane Pfennigwerth Okay Ted. Thanks for the detail. Can you maybe just talk about process from here. When would you expect a shareholder vote and, what other kind of milestones should investors be watching for? Ted Christie Sure. So, the good news is during the course of this period, we have also been working simultaneously on advancing the Frontier transaction, which is really tied to soliciting approval from two groups. The first is our shareholders, and as has been publicly reported, and you can see it in our SEC filings, we’ve been back and forth with the SEC on the S4 and the merger proxy document which during the SEC comment period, we’ve resolved, we believe, all of those comments. So, we think we’re at the very tail end of that process right now. So, that moved along maybe a little quicker than we anticipated. And the way the SEC rules work is once that merger document is finalized and it goes effective, then you can schedule a shareholders meeting and solicit a vote from your shareholders. It can happen probably within 30 days and 45 days after the effective date of the merger proxy process. So, we anticipate that probably happening sometime in June. And then the second approval body that we need to solicit approval from is obviously the Department of Justice. So, we had filed early in March our initial fling on that the HSR filings and submitted with them the forms that we needed with regard to that as we expected we received a request, a second request as its referred to, for more information and we’ve been working wit the department to satisfy all of those things they need and answer their questions. And then we will work with them to resolve the issues. And we’re optimistic that we have a fantastic story to tell here that we think we have a very pro-competitive deal. And, as we stated back in February, we’re optimistic we can get that resolved and close sometime in the second half of this year. So, those are probably the next two gating items to look out for. Duane Pfennigwerth Appreciate the thoughts, Ted.

11 Ted Christie You got it. Operator Our next question comes from the line of Savanthi Syth of Raymond James. Savanthi Syth Hi, good morning, everyone. Just curious on the capacity plan that you’ve laid out. Just what gives you comfort and really accelerating your capacity growth from third quarter to fourth quarter given kind of the constraints you are addressing over the summer and along those lines, just how should we think about 2023 capacity? Does it kind of grow off of the lower base, or similar to 4Q, are you able to just kind of play catch-up to the level that you were planning to grow anyway? Ted Christie Sure, Savi. So, if we look back to where the airline industry was at the second half of last year. There was a lot of discussion about ramping up pilot hiring, training, doing all of that work and we adapted to that early on, by making sure that we had established enough infrastructure and throughput to get ourselves in a position to be able to meet our growth objectives throughout the course of 2022 and beyond. And actually feel very comfortable that those things are in place and working well. So, absent any interruption that we saw earlier this year, with regard to how aerospace was being managed in Florida, we would have flown our original schedule. So, I think it’s fair to say that the slope that you see from the second and third and fourth quarters is probably artificially restrained versus what we would otherwise fly. In fact, you can see from our publicly filed schedules when we made the adjustment, we pulled somewhere around 5% to 7% out of the core summer months, which is pretty notable especially during a very profitable period for our business. So, I think, looking at it that way, probably gives you a little bit more comfort that the glide slope is probably a little more rational heading into the second half of the year. So, what do we expect of the things that will take hold? Clearly our pilot and flight attendant and other necessary staffing initiatives are well underway and working exactly as we anticipated, so we don’t see that as being a limiting factor. Secondarily, as Matt mentioned, we’ve been making as a debrief and learnings exercise from last summer, we’ve been making a number of network and crew network enhancements throughout our network that we believe and as Matt mentioned, start taking effect really here in April but in core - a lot of the changes beginning more in the core part of Summer, those things we are extremely optimistic will be very valuable and enhancing reliability for the business which gives us again additional -- will give us additional confidence that we can hit our growth targets. Admittedly, we want to see a little game film, we want to see it kind of work and all that, but

12 based on our experience and we’ve investigated around with experts and looked at how other airlines tackle similar issues, we think these are going to be very effective changes for us. And then the third is how we have reacted to and what we anticipate for management case in Florida. Specifically, as I mentioned in my prepared remarks, there was a very productive meeting this week between the FAA, ATC and all the operators. So, every airline was represented there and they acknowledged that they definitely had some issues here in Jacksonville center and perhaps other stations throughout their system. But they are working quickly to resolve those staffing related concerns and also proactively working with the airlines on finding alternative ways to resolve where they might otherwise have been much more binary in the way the approach the airspace. So, giving us more options to work around it and we’re going to continue to engage with them. We think now we have a good understanding between the two sides of the actual problem and what needs to be addressed and so while we can’t face all of our planning assumptions on them, making sure that it looks exactly like it used to look We are confident that the mix of all those things that I just described will give us the ability to kind of grow into the fourth quarter of this year. Now looking into the next year, the way we're thinking about growth is, as Scott mentioned numerous times, is really utilization-based. How do we get ourselves back to the way we ran our airline pre-Covid, which is on a fleet utilization daily hours per aircraft, basically. Because we've been delivering aircraft throughout the course of the pandemic - and I think Scott made reference to it in his comments - that we may be growing ASMs 15 percent to 20 percent but we've grown aircraft 30 plus percent which is obviously burdening the fixed cost of the business. So, getting back to full utilization is key and all of these things that I talked about, we believe translates that as we cross the new year and head into the first quarter of next year, that'll help you arrive at what you think our growth rate will be. It'll definitely be skewed on a year-over-year basis in the early part of the year because we're under flying what we should fly today, but it will start to look more normal as we lock that. Savanthi Syth That's helpful. And if I might follow up on that, just giving you mentioned kind of the network changes that you're making to kind of improve the operation reliability does that, how does that impact kind of productivity or even utilization? Does that change that? The makeup versus pre- crisis where we may be less productive or greater utilization, less utilization? How does it come in the network changes impact kind of the makeup of the rest of the kind of utilization aspect of it? Ted Christie It's a great question Savi.

13 And thanks for leading the witness because we want to tackle this head-on. There would be an assumption that you would make that the changes that we described which would include adding some crew bases, for example, changing the way crew pairings or the trips themselves. How long they are away from their base makes the airline easier to repair, easier to reserve during times of interruptions. Those types of changes you may leap to the conclusion that actually might be lower productivity or cost punitive. The truth of the matter is today in our cost structure, we’ve bandaid that through other ways --we have higher reserve, we have higher sparing ratios, and we have more buffer in the form of block and crew buffer in our systems today. And as part of the cost structure today, intended to address the issue with this change you’re really, at a minimum, perhaps changing the distribution of the existing cost in ways that will enhance reliability or we're actually somewhat optimistic it may produce cost savings on the net. And utilization will remain the same because all you do is really reposition the way aircraft flow in ways that you maintain your utilization, which means you may in some instances have to stretch the day a little bit. So you start your origination flights a little earlier than you otherwise might but there are plenty of ways for the Network team to kind of piece things together to maintain fleet utilization and then overall crew productivity, we view is probably neutral at a minimum perhaps, probably better. Savanthi Syth That’s about as well. Thank you. Ted Christie Got it Operator Our next question comes from the line of Catherine O’Brien from Goldman Sachs. Hey, good morning, everyone. I might just stay on the cost topic. So on prior calls you spoken to getting to sub-6 cent CASMx at pre-pandemic utilization. Has that changed at all, just given the inflation we're seeing across the industry and the economy at large and then also just taking to account the retention bonuses you're paying due to the proposed merger? And then can you just give us some color on the cost structure impact those retention bonuses we should think about going forward? Thanks. Scott Haralson Hey, Cathy, it's Scott. Thanks for the question. Since our last discussion on the projected sub-6 cent CASM-ex, labor rates have continued to move. The labor rate moves are going to make it difficult for us to achieve that level of CASM-ex. I think the industry is seeing it, but we may be a little bit outsized on the impact of that. So, I think, look, with those moves, we're probably looking at a low 6-cent CASM number to be a little bit of a reasonable estimate for the run rate CASM-ex today. With 2019 CASM-ex of around 5.55, we're probably looking at around 45 points to call it 65 points of cost pressure. So, I think the next sort of logical question becomes, how does that

14 affect sort of a return to pre-COVID margin levels? And so to do that we need additional revenue to offset the inflationary cost pressures, and that's where non-ticket comes in. We're about $11 higher in Q1 on non-ticket than in 2019, and that number will likely grow throughout the year. And we think there's a good portion of that increase that is sticky that will remain even if there's decline. So if we keep say 75 percent of that increase, that's $8 a passenger, and $8 a passenger of non-ticket offsets about 65 points of CASM inflation. So fuel and fares return to sort of 2019 equilibrium, and we would have then, similar, if not slightly improved margins from the pre-COVID period. So, while we always hope non-ticket increases and are going to work and be a bit margin accretive for us, the pandemic has taken its toll on unit cost. But the good news is that we're at least looking at a real path to a return pre-COVID margin levels. And obviously we're going to do everything we can to minimize unit cost inflation, but the good news too is that the absolute CASM-ex GAAP is growing versus the industry and if that provides any platform for improved fare levels then the margin expansion idea becomes a real possibility. Catherine O'Brien Thanks. That's really helpful. And then maybe just from a second follow-up to a Savi's question on the confidence in your capacity plans. So, you noted earlier in the call your attrition has picked up, but you are having success in hiring. I guess you're hiring ahead of plans that you can backfill that elevated attrition? And then I guess shouldn't there be a training delay getting those new pilots fillings vacant spots. Just trying to think through the moving pieces of the hiring picture just to hit that year-end utilization target? Thank you so much for the time. Ted Christie Sure Catie. It's Ted. What you said there at the end is exactly correct. So, we saw the issues associated with increased attrition and particularly at the pilot ranks and flight attendant ranks, and we made adjustments to it and those adjustments work. So you're right in assuming that it does create a lag. There is incremental training that we have to do to get things going, there's incremental things that we have to add. We need more trainers, we needed more simulators, we needed more flight training devices, we needed to do all those things and we did them earlier on this year, which meant that we had appropriately adapted and while attrition is at elevated levels, it has leveled off. And we're seeing a much more stable number, and in fact, slight declines in attrition over the course of the first and second quarter here in this year. So, our adjustments to that worked, it's disappointing obviously, we want to keep everyone here, and make sure we retain and there are ways for us to tackle that over the long term. But in the meantime, we fix the schoolhouse in a way that we were comfortable that we've adapted to the system. So again, supply constraint for us heading into the summer had nothing to do with our ability to fly are admittedly change schedule from last summer, because of what we saw from a staffing issue, we were well on track to hit those numbers, it's more about making sure that we created in a Florida buffer. Catherine O'Brien

15 Very good. Thanks. Operator Our next question comes from the line of Conor Cunningham from MKM Partners. Conor Cunningham Hey, everyone. Thank you for the time. Just going back to the NEA for a second, even when you move forward with Frontier it seems like you're likely to be against the NEA, regardless. So can you just speak to your biggest concern with that alliance and if there were additional access to slots in New York, would that be something that you're interested and just given like the cost inflation we're seeing at airports and just how you price your product in general? Any help would be would be great? Ted Christie Sure. So I have made a number of comments on the NEA why we view it as anticompetitive we've been in public opposition to that there is a pending lawsuit between the DOJ and JetBlue and American on that issue as I said earlier it's entirely likely that we may be a witness to that. So I hesitate to comment more than what I've already said, it's fair to say that the alliance itself is more than just a traditional Co-Chair there are a number of elements in it that actually make it more akin to a joint venture, and we wanted to make sure or in fact even a merger and we wanted to make sure that it received the adequate attention. And I believe the DOJ is now doing that. To the extent however, that there are divestitures in slot controlled or restricted airports. We're always going to be an interest in that. In fact, we've seen late -- as you've seen of us late, we've been very public about our desire to take over the surrendered positions in Newark by Southwest, despite the DOJ's initial approach to that, which we had to, in fact, start a litigation on and we won, and we believe those positions will be eventually awarded to a low-cost carrier and we believe we're the right one. So, I think it's been pretty clear that in any event, no matter what the reason or outcome is, if there are available positions in constrained airports, we believe Spirit should be the number one place to go. Conor Cunningham Okay, great. And just on the pilot, I mean, I know your contracts had up until next year, and -- but the industries I mean everyone knows about go through another reset, and I realized you said you're comfortable with your pilot pool right now, but when we think about the long-term implications of just a shortage, why shouldn't we just assume that there's compression on pay rates over the long term like why wouldn't Spirit be closer to the network carrier's over the long term, I mean again the appeal seems to be that you could grow very quickly with Spirit and, maybe that's not necessarily the case in the near term as it used to be. So, I mean additional color, I'm not asking you to negotiate in public, but I need additional color, I think could be (unknown speaker) helpful, thank you.

16 Ted Christie Thanks for that. Yes, appreciate that. Yes, so look history would tell you that there is a way that pilot contracts have shaken out over time. And the argument that you make is that given where we are from a pilot demand perspective, and all of that perhaps that that could change versus what history would tell you. And the answer is I don't know, I wouldn't necessarily lead to that conclusion. But I can tell you this, I've heard a few airlines most notably United Airlines, commenting on what they believe to be the current supply of pilots in the marketplace and the demand for pilots in the marketplace and there being a significant disconnect between the supply of pilots in the marketplace and the demand for pilots, in fact, I heard numbers like 5,000 pilots a year and demand for 13,000 or so pilots a year. And I look back at the data on how many pilots actually received ATP licenses over the last 10 years and for a majority of those years, the number was actually closer to 10,000 pilots a year. Now, admittedly post the implementation of FAR 117 there was a dip, because they did put in place a longer training period, and I think that forced pilots to get more experience before they could apply for their license, but post that dip the lines were all trending up. There were more people applying to get private licenses, more people applying to get instructor licenses and more people asking for and being awarded ATP licenses that line getting closer and closer to the historical average of closer to 10,000 pilots a year. Unfortunately, the COVID pandemic interrupted that again and it did flatten off, mostly because none of us were hiring pilots in 2020. So now there is demand again and I think those lines all trending in that direction give us good confidence that macroeconomics work, this is a good profession, people who want to be pilots are now coming back to the world saying I want to be pilots, and we anticipate that you could interpret that data to suggest that actually once we achieve more normalized rates, it'll probably be closer to what you experienced in the past, which might be like 10,000 or more pilots a year. And so, supply and demand will work itself out over that period of time and that will help inform how pilot rate and compression or the lack thereof might be impacted by the business probably speaking or hours. But I remind you that, we still maintain a unit cost advantage no matter what, our pilots, our flight attendants, our ground personnel, our dispatchers, our technicians, all of us are overhead are more efficient than they are at the majors, because we push more units, more seats per aircraft. And I think that's important to remember. And the second point is to the extent that you're right, and there is compression and pay that happens at the lowest end as well, which is where regional pilots today are getting paid. And that benefit of that arbitrage that the majors enjoyed today from a B-scale perspective will be eliminated under that scenario, which would be very cost prohibited to the majors. So, I guess there's probably a number of inputs to consider before you jump to conclusions. Conor Cunningham Thank you, Ted. Thank you. Operator

17 Next question comes from the line of Mike Linenberg from Deutsche Bank. Michael Linenberg Hey good morning. I have two here. I guess one to Ted and Matt, as it relates to your biggest airplanes the A321neo has these given the fact that I would we talking about 229 or 239 seats and the fact that with some of your irregular operations and the re-accommodation costs, the fact is these are expensive airplanes and when you think about sort of off peaks scheduling in the like. Any thoughts on possibly sort of rethinking the mix and focusing on sort of maybe A320neo's is being the right airplane. I'm just curious with given the disruption in some of the issues that you faced, if the thinking is as enticing as these airplanes are with that many seats and what it does on the unit cost basis that maybe the happy medium for Spirit is to kind of focus on a core A320 sort of Neo type airplane. I'm just thinking about how things have evolved and how much that airplane actually features in your fleet going forward? Ted Christie Hey, Mike. It's Ted. I'll start and then I'll let Matt add any comments you'd like as it relates to how he sees evolving the network. But the reason we love that airplane is because there's just tons of demand right now. There's a ton of demand for low fare travel. There's never been a question in our mind at least, there's untapped and considerable demand for low fare travel. And if anything the last six months have reinforced that, and over the course of pandemic of course that was true that low-fare leisure travel was the most resilient parts. So that airplane is critical quite frankly in large markets where there is facility constraint on either side. Michael Linenberg Okay. Ted Christie Ultimately you can add capacity in a place like New York City absent us of course, securing additional slots and which we're hopeful we can do it anytime is to add more seats to the airplane. It just becomes more efficient and there is -- we're under flying the demand in that market today, no matter what we did. Now the core of our Airline is the 320, it's going to be -- it's always going to be the bigger part of the fleet. But the 321neo is a game changer, that's going to be an extremely powerful airplane with more range, a better carbon footprint and we're going to be able to put more seats on the A321neo version than we have on our 321ceo. So today we operate the 321ceo with 228 seats, because of the door configuration on the 321neo we actually can add more seats to it, without changing the overall comfort level or pitch. So it's going to be a better airplane, it's going to be more efficient and we're really excited about what it's going to do. So Matt anything you want to add to that? Matthew H. Klein Certainly hi, Mike. When we do have some kind of small disruption, we've been dealing with this, we've had the 321 in the fleet for a long time, so our airports are very well prepared for -- if we do have to do a downgrade of some sort to A320 from A321, we have procedures in place everything's pretty normal there for us, if we do have a larger say weather event, the size of the

18 aircraft sort of doesn't matter like a hurricane or something is coming then we're going to end up doing an operable -- put operational procedure in place anyway that will likely take some cancels and then put the airline back together in a day or two. So that's not the size of the aircraft isn't going to matter too much in those events as well. Michael Linenberg Okay, and that's good answer. Thanks. And then just, I want to just go back to on some of the comments that you guys made in the slide that which is helpful that you put that out, just with respect to the JetBlue effect, and I think the concerns that you have with that. The point there is that it is in the public record, whether it's DOJ documents, recently with the NEA and even some of the DOT stuff where, in the past, JetBlue has been anointed as an industry Maverick, right? Disruptor if you will. And so to the point that they've called out some of the benefits of this JetBlue effect or the fact that JetBlue has had a difference in markets. What, like with respect to your analysis versus say the conclusions that the DOJ and DOT have arrived at with respect to JetBlue, where do you differ, because you do say that you talk about overstating the impact of JetBlue on legacy carriers, but there are a lot of passenger segments that they participate in that you guys don't. I know you mentioned, small, medium enterprises or SMBs have having some of that business, but as we move further up the food chain, there are areas where JetBlue plays in and can have a meeting effect on the big guys, where you don't even play in that space. I'm curious and I realize it probably has to go off call, but maybe you have some numbers or any color on that? Thanks. I appreciate it. Ted Christie Sure. So, look, I won't bore you with all the analysis that was done, because it was extensive analysis. And then we hired independent economists to dig into it for us as I referenced in my comments in the summary is that a lot of their analysis has quite a few flaws in it. The JetBlue -- first of all they use their coverage period at deriving the JetBlue effect, they're going back into the earliest part of the last decade as their starting point, which was a completely different industry than exist today. And while you are acknowledging that in markets where JetBlue competes with a legacy carrier, they have a lower cost structure than that legacy carrier and perhaps they have a lower fare structure as well, and they can have an impact. What we're talking about is what happens versus the ULCC effect, when they compete with legacy carriers or quite frankly with JetBlue, and the allegation that the JetBlue effect would somehow be larger than the effect that we have is the comparison point, because remember their strategy is to remove us as a ULCC and take seats out of the market. And it's our assertion that our effect is significantly larger. So, that's really what we're talking about. Michael Linenberg Okay. Okay. Thanks for that. Thanks, everyone. Operator Next question comes from the line of Jamie Baker from J.P. Morgan.

19 Jamie Baker Hey, good morning. Good morning, everybody. I'll try to be quick. This second half profit guide, we can obviously back into some revenue assumptions there, but what's the fuel and ex-fuel CASM at the root of that guide? Scott Haralson Well, we gave Jaime the -- we gave OP expenses and capacity assumptions, so we aren't giving a full CASM-ex guide. But I think you could sort of do the math that sort of gets us to, we pulled some capacity out in the second quarter and will likely be under flying a little bit in the third. So I think what you're going to see is a bit of a CASM escalator in the second and third and then will benefit from a return to mostly pre-COVID utilization in the fourth. And then back to sort of I'll call low sixes in the first and second of next year. So that's sort of linear extrapolation problem works there. Jamie Baker Fair. And then on the merger and maybe this was sort of the direction that Duane was going on earlier in the call. But if we set the Northeast Alliance aside and ignore the fact that there's a Frontier offer on the table, and I realize those are just for illustrative purposes and those are big caveat, but did your review of Spirit JetBlue raise any meaningful red flags when viewed through the more typical lenses that justice has used for previous deals. So, you didn't have an argument, if the NEA wasn't an issue and if there was no Frontier offer on the table, again just an illustrative question, I'm not saying that's where we're going to end up, but were there other red flags when you just kind of analyzed it the way or when your lawyers analyzed it the way that justice ordinarily has looked at mergers at least in the past? Ted Christie Sure, Jamie. Thanks. And the answer to the question is yes. So, even setting it, that's what I'm trying to make clear in both the prepared and my answer to Duane, setting aside the NEA which review is problematic, very problematic, remember that it has -- at its core, this is a higher-fare higher-cost airline buying a lower-fare lower-cost airline, removing capacity and raising fares. And given this administration and this DOJ which has a new approach admittedly then perhaps prior administrations, they've made it clear that their number one objective is to enhance competition. So, we view that as problematic, by the way also, they made it clear that traditional approaches to resolving issues on mergers such as divestitures will not be considered. So yes, there were a number of red flags across it, which is why we had so much concern. And why when we went back to JetBlue on April 25, we had such a strong covenant, that we believed we needed for our shareholders. Remember there is tremendous risk throughout the course of this regulatory process and who bears that risk? The Spirit shareholder, and we were not comfortable with that risk. Jamie Baker Yes, okay. All right. Thank you much.

20 Operator Our next question comes from the line of Helane Becker from Cowen. Tom Fitzgerald Hi thanks. This is Tom Fitzgerald one for Helane. Thank you so much for the time. Just another quick question on the merger. Did you -- and as part of your analysis and your review, did you anticipate a lot of customers staying with the combined entity if JetBlue did acquired you and the deal was approved, do you think those customers can be -- the typical Spirit customers will be more likely to -- to other the (inaudible) leading to another low-cost carrier's on country? Ted Christie Well, I think what we've learned over the years and what we've talked about the very core of our airline and the core of our product is that people like low fares. And our expansion and our growth over the last decade, remember we've grown five or six fold over that period of time is predicated on maintaining a low fare structure and offering alternative stimulated activity. And JetBlue offers their product, which is a different product from ours, but it is a higher-fare product. And so, simple economics would assume that less people will travel. And so, I don't believe that there -- I mean, again, travelers that travel on Spirit, oftentimes travel on United or American or JetBlue or Alaska whatever, they may travel on all the airlines, it's not about specific people, it's about they're the reason that they're traveling, which again is leisure and who's paying for it, which again is out of your own pocket. And where you're going? Are you going to leisure destinations? Are you going to visit friends and relatives? Those types of things affect your buying decision. So, I think what happens is less people travel? Tom Fitzgerald Thanks for that. And if I could squeeze one more in, would you mind us providing any color on some of the trends you've seen in customer demands since Presidents Day, and may be anything that surprised you or indeed any data on like maybe age record demographics? Thanks very much for the time. Matthew H. Klein Yes, this is Matt. So yes, the demand has really come on strong, it was almost like a light switch was flicked. As we went through February and we saw closing demand, we saw demand starting to build further out, it was definitely one of those things where it becomes a challenge for the revenue management team, because they're always tracking trends or tracking short-term trends medium term trends and then longer trends as well. And when things change up or down, you have to make adjustments quickly to those. So we adapted, we adjusted quickly to that very comfortable, with the demand trends that we're seeing today. What's been great along the way here is that our non-ticket production continues to improve and continues to really quite frankly get to a place that we knew we would get to, but what we got there faster than we had anticipated. Part of that is just some of the things that we've changed

21 internally from processes and analytics just came online and the learning curve on that was a lot quicker than what we had anticipated, which is great news for revenue production. Scott also tells us that the non-ticket production is extremely sticky, because a lot of it's been -- yes demand is stronger, but it's also been improving based on the processes and analytics that we put in place, so that's been great. And then one thing also I'd like to add, just about some of the regions that we have in the network today is that the international, some of our international flying to Central and South America has been a bit depressed compared to where it has been normally. So, the results there are having somewhat, I don't want to over rotate on it, but it's definitely having something of a revenue penalty a drag on production. We expect that to go away as we move through the summer and get into the more peak periods, but what we've seen in the last few months has been a little bit under in terms of production for some of the central and South America parts of our network. DeAnne Gabel Suzanne, ready for the next question. Operator Our next question comes from the line of Dan McKenzie with Seaport Global. Daniel McKenzie Hey, thanks. Good morning, guys. Thanks for all the commentary, it's really helpful. Prior to the merger announcement, you know the messaging Scott on CASM-ex of sub six was really clear and I hear you today on low 0.06s in the first half of the '23? Have you started to look at what emerged CASM-ex outlook might look like with Frontier is low 0.06 CASM-ex still reasonable or possibly something higher? Scott Haralson Yes, we haven't talked about any sort of combined unit, unit revenue or sorry unit cost translation, but I think you can talk about some of the things that Frontier and Spirit today and then we know there is cost synergies in place. So, I think you could extrapolate from the inputs, what we haven't given a formal view on what the combined unit cost would look like. Ted Christie I think it's fair to say Dan that and we've public about, we expect there to be around $100 million of cost synergies between the business. And those are direct ways that the combined business offset the pressures that the industry is seeing. And they are unique compared to what the rest of the industry has available to it and its toolkit. So there's nothing else that would create pressure to combine two ULCCs. If anything there are ways to create efficiency and that I think that's the best way to think about it. Daniel McKenzie I see. Matt, going back to the script more upside on the ancillary side of the business to come. Can you elaborate on that and related to this, another ULCC last night concluded that premium

22 revenue is a really good way to go. And is that something that you're taking a second look at or willing to take another look at? Matthew H. Klein Sure, so I can start with the second piece in terms of premium revenue on-board. So we do have our big front seat product and it's something that we've had for a long time as part of our product, and since we've been in ULCC it's been there on the aircraft, and it's something that we know that customers want, that's why we still have it on the aircraft. We go through frequent reviews to make sure that it's still the right decision, when we think about total profitability, because if we didn't have that product on-board, we'd have a couple of more seats on the aircraft, which can drive cost -- unit cost benefit and it depends on how you view the revenue production on the aircraft. Obviously, we have the product on the aircraft, because we like it. We think it's the right thing for us to do. And as long as we do, our job properly from a revenue management perspective, it definitely is accretive to the bottom line, which is why the product is on the aircraft overall. In terms of non-ticket and where we think there's more to come, we've talked about this for a little while and we're starting to see traction happening now with our sort of relaunched revamped loyalty program, our partnership with our co-branded credit card partner Bank of America, and a couple of other partners that we have there is working very well. We're starting to see traction take place there on a new program. So, we think there's benefits there. And we also know that as we just continue to get better and better at our ability to analyze the data and think more real time, we're just getting continuously better at our revenue management processes and our merchandising of the products just continues to improve online. So, that's where we have the confidence to see it and what we're seeing happen in the second quarter gives us a lot of confidence. We're going to beat the record we just set in Q1 and then we'll see where we go from there. Daniel McKenzie Very good. Yes. I actually have purchased that big front seat a number of times. It's a great product. I guess, what I was wondering at with the premium revenue is if you'd be -- if you look at expanding that? Matt Klein So that is all part of what we do today, and Dan what you just said is an exact example of why we have the product, because whether you were going on their trips for leisure or for business, that's why that products there is to make sure that we can capture premium revenue when that premium revenue wants to fly on Spirit. DeAnne Gabel Thank you Dan. Suzanne, we have time for one more question. Operator

23 Our next question comes from the line of Chris Stathoulopoulos from Susquehanna International. Chris Stathoulopoulos Good morning everyone. Thanks for getting me on here. So I'll keep it to one question, so Ted or Scott, you and peers have had two or so years here to look at your costs with say microscope, which I'm guessing also included, the deep dive look at your network operations given that what have you learned with respect to your ability to get ahead of situations that may stress your network perhaps more than planned, and I guess perhaps said another way, is there a plan in place to structurally address the stress points in the network and related cost? And can you do that or we changing your approach to utilization effectively change the DNA of how your airline operates? Thank you. Ted Christie Sure, Chris, so I'll start if Scott can add a little bit, but I think the point you make is a good one, which is why we've tackled the issue, the way we have. So the way that we're thinking about the problem, which is as the network expands and the airline gets bigger, the best way to create resiliency is to structure it in a way that actually makes it more replaceable and recoverable in the event of disruption. Disruption happens all the time, the weather in Texas, there might be weather in the Midwest. Obviously Florida has had its issues more recently. But being able to adapt to it and recover from it is the challenge that we faced, and so the solution is to make the airline more out and back. That means airplanes leave from where they depart and they eventually return to that same city within a flight or two. And once you do that, and you enhance the network with more crew basis, crews actually naturally start to follow that same pattern. They start to follow much more out and backs. So, when you have an isolated issue in Florida. You're able to kind of remove the Florida flying without disrupting the rest of the Midwest and the Northeast and the West Coast. And we, of course, have been making those changes over the last decade and learning from them. But obviously, these enhancements will continue to move through the system. So, we're optimistic, as I said before that they're going to work extremely well. They'll do it in ways where we're just -- we're sort of maintaining the cost that's in the infrastructure today, just redistributing where we spend it, and making the business more resilient. That's kind of the problem we tackled. So, Scott? Scott M. Haralson Yes, and the only other thing I want to add, Chris, is really the -- as we mature as a company historically we would drive the lowest-cost we could and that would be sort of one thing your outcome, I think the advancement of our thought process really drives a fourth dimension to that which is a range of outcomes or the risk to the outcomes. So, what Ted is talking about, becomes more a predictability of that outcome and a resiliency in the business. So, that sort of fourth dimension is what we've added over time. And we feel good about where the network sits our ability to predict the recovery and those things. I think that's an important element, that stability of the cost structure that we've added over the near term.

24 Chris Stathoulopoulos Great. Thanks for the time. DeAnne Gabel Great. Thank you everyone for joining us today, and we will see -- talk to you soon. Operator This concludes today's conference call. Thank you for participating. You may now disconnect. This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

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